FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Carlson David C. (Last) (First) (Middle) 3400 West 66th Street (Street) Edina MN 55435 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol CorVu Corporation (CRVU) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 11/11/02 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

   X   Director

      10% Owner

   X   Officer (give title below)

Chief Financial Officer

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	Previously Reported							274,152	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$0.89	Previously Reported						(1)	9/30/03	Common Stock	67,500	None	67,500	D
Employee Stock Option (Right to Buy)	$2.67	Previously Reported						6/26/98	6/25/05	Common Stock	45,000	None	45,000	D
Employee Stock Option (Right to Buy)	$1.33	Previously Reported						5/28/99	5/27/06	Common Stock	45,000	None	45,000	D
Employee Stock Option (Right to Buy)	$2.53	Previously Reported						(1)	7/11/06	Common Stock	33,750	None	33,750	D
Employee Stock Option (Right to Buy)	$1.78	Previously Reported						(2)	11/30/06	Common Stock	56,250	None	56,250	D
Employee Stock Option (Right to Buy)	$1.31	Previously Reported						(1)	8/3/07	Common Stock	20,000	None	20,000	D
Employee Stock Option (Right to Buy)	$0.59	Previously Reported						(1)	10/12/07	Common Stock	15,000	None	15,000	D
Employee Stock Option (Right to Buy)	$0.20	Previously Reported						(1)	2/9/08	Common Stock	30,000	None	30,000	D
Employee Stock Option (Right to Buy)	$0.25	Previously Reported						(1)	4/6/08	Common Stock	60,000	None	60,000	D
Employee Stock Option (Right to Buy)	$0.42	11/11/02		A		100,000		(3)	11/10/09	Common Stock	100,000	None	100,000	D

Explanation of Responses:

(1)  Exercisable in annual increments of 1/3 of the total number of shares, commencing on the date of grant.

(2)  Exercisable as to 22,500 shares on 11/30/99 and on 11/30/00 and as to 11,250 shares on 11/30/01.

(3)  Exercisable as to 20,000 shares on 11/11/02, 40,000 shares on 11/11/03 and 40,000 shares on 11/11/04.

/s/ David C. Carlson ** Signature of Reporting Person David C. Carlson	November 12, 2002 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002